NOVASTAR RESOURCES LTD.
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(800) 685-8082

October 2, 2006

Carmen Mondada-Terry
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Novastar Resources Ltd.

Amendment No. 2 to Registration Statement on Form SB-2

Filed August 9, 2006 File No. 333-137437

Dear Ms. Mondada-Terry:

On behalf of Novastar Resources Ltd. (Novastar or the Company), we hereby submit Novastar’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) presented to the Company orally following the filing of the above referenced registration statement (the Registration Statement).

For the convenience of the Staff, a summary of the the Staff’s oral comment is included and is followed by the corresponding response of Novastar. References in this letter to “we”, “us” and “our” refer to Novastar unless the context indicates otherwise.

Selling Stockholders, page 54

1. We were requested to remove the words “deemed to be” from the following sentence found on page 54 of the Registration Statement:

“All persons who are identified as registered broker-dealers or affiliates of registered broker-dealers in the footnotes to the table below are deemed to be underwriters of the securities listed in the table below opposite their respective names.” (emphasis added)

Novastar Response: We have removed the words “deemed to be” from the specified sentence. The sentence now reads:

“All persons who are identified as registered broker-dealers or affiliates of registered broker-dealers in the footnotes to the table below are underwriters of the securities listed in the table below opposite their respective names.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 800.685.8082 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Novastar Resources Ltd.

By: /s/ Seth Grae_____________
Seth Grae
  Chief Executive Officer